887985

4-2-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

From 4 March 2002 to 2 April 2002

ENTERPRISE OIL plc

(Translation of registrant's name into English)

GRAND BUILDINGS, TRAFALGAR SQUARE

LONDON WC2N 5EJ, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ....X...... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....

[If "Yes" is marked, indicate below the file number assigned to the registrant in

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ENTERPRISE OIL plc
(Registrant)

Date: 2 April 2002

By..

Name: M J WHITE

Title: COMPANY SECRETARY

Print the name and title of the signing officer under his signature.

FILE No: 82-3004

DOCUMENTS MADE PUBLIC, FILED OR DISTRIBUTED SINCE 4th March 2002

Document Title	Date	Entity Requiring Item
Notification of dealings in shares of the Company by Directors and Connected Persons	4 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	5 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	6 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	7 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	8 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	12 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	13 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	14 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	18 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	19 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	19 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by a substantial Shareholder	20 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by a substantial Shareholder	20 March 2002	London Stock Exchange

Document Title	Date	Entity Requiring Item
Notification of dealings in shares of the Company by Directors and Connected Persons	20 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by a substantial Shareholder	22 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	22 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by a substantial Shareholder	26 March 2002	London Stock Exchange
Press Release	28 March 2002	London Stock Exchange
Press Release	1 April 2002	London Stock Exchange
Blocklisting Six-Monthly Return (Senior Executive Share Option Scheme)	2 April 2002	London Stock Exchange
Blocklisting Six-Monthly Return (Savings Related Share Option Scheme)	2 April 2002	London Stock Exchange
Form G(88)2 Return of Allotments of shares under the Enterprise Oil Senior Executive Share Option Scheme	Various	Registrar of Companies
Form (88)2 Return of Allotments of shares under the Enterprise Oil Savings Related Share Option Scheme	Various	Registrar of Companies

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

From 4 March 2002 to 2 April 2002

ENTERPRISE OIL plc

(Translation of registrant's name into English)

GRAND BUILDINGS, TRAFALGAR SQUARE

LONDON WC2N 5EJ, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ....X...... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....

[If "Yes" is marked, indicate below the file number assigned to the registrant in

connection with Rule 12g3-2(b): 82-3004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ENTERPRISE OIL plc
(Registrant)

Date: 2 April 2002

By..

Name: M J WHITE

Title: COMPANY SECRETARY

Print the name and title of the signing officer under his signature.

DOCUMENTS MADE PUBLIC, FILED OR DISTRIBUTED SINCE 4th March 2002

Document Title	Date	Entity Requiring Item
Notification of dealings in shares of the Company by Directors and Connected Persons	4 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	5 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	6 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	7 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	8 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	12 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	13 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	14 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	18 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	19 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	19 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by a substantial Shareholder	20 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by a substantial Shareholder	20 March 2002	London Stock Exchange

Document Title	Date	Entity Requiring Item
Notification of dealings in shares of the Company by Directors and Connected Persons	20 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by a substantial Shareholder	22 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by Directors and Connected Persons	22 March 2002	London Stock Exchange
Notification of dealings in shares of the Company by a substantial Shareholder	26 March 2002	London Stock Exchange
Press Release	28 March 2002	London Stock Exchange
Press Release	1 April 2002	London Stock Exchange
Blocklisting Six-Monthly Return (Senior Executive Share Option Scheme)	2 April 2002	London Stock Exchange
Blocklisting Six-Monthly Return (Savings Related Share Option Scheme)	2 April 2002	London Stock Exchange
Form G(88)2 Return of Allotments of shares under the Enterprise Oil Senior Executive Share Option Scheme	Various	Registrar of Companies
Form (88)2 Return of Allotments of shares under the Enterprise Oil Savings Related Share Option Scheme	Various	Registrar of Companies

82-3004

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	15:50 4 Mar 2002
RNS Number	3717S

Announcement Body Information:

SHARE OPTION EXERCISES BY CURRENT EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 4 March 2002 of 25,963 ordinary shares in the capital of the company following an exercise of share options made today by current employees. 12,528 shares were sold following exercise at 616p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	15:27 5 Mar 2002
RNS Number	4410S

Announcement Body Information:

SHARE OPTION EXERCISES BY FORMER AND CURRENT EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 5 March 2002 of 52,205 ordinary shares in the capital of the company following an exercise of share options made today by former and current employees. All of the shares were sold following exercise at 610.96p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

82-3004

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	14:48 6 Mar 2002
RNS Number	5162S

Announcement Body Information:

SHARE OPTION EXERCISES BY AN EMPLOYEE

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 6 March 2002 of 7,889 ordinary shares in the capital of the company following an exercise of share options made today by an employee. All of the shares were sold following exercise at 615.5p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	14:54 7 Mar 2002
RNS Number	5948S

Announcement Body Information:

SHARE OPTION EXERCISES BY CURRENT AND FORMER EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 7 March 2002 of 50,943 ordinary shares in the capital of the company following an exercise of share options made today by current and former employees. All of the shares were sold following exercise at 610.5p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	15:06 8 Mar 2002
RNS Number	6775S

Announcement Body Information:

SHARE OPTION EXERCISES BY FORMER EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 8 March 2002 of 46,823 ordinary shares in the capital of the company following an exercise of share options made today by former employees. 18,565 such shares were sold following exercise at 615.5p per share and the remaining 28,258 shares were sold following exercise at 614p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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82-3004

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	16:04 12 Mar 2002
RNS Number	8438S

Announcement Body Information:

SHARE OPTION EXERCISES BY EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 12 March 2002 of 41,382 ordinary shares in the capital of the company following an exercise of share options made today by employees. 7,914 shares were sold following exercise at 613.2p per share, 20,858 shares were sold following exercise at 614.3955p per share and 12,610 shares were sold following exercise at 614p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

Company website

82-3004

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	15:23 13 Mar 2002
RNS Number	9188S

Announcement Body Information:

SHARE OPTION EXERCISES BY CURRENT AND FORMER EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 13 March 2002 of 22,050 ordinary shares in the capital of the company following an exercise of share options made today by current and former employees. 15,090 shares were sold following exercise at 615.0951p per share and 4,910 shares were sold following exercise at 614.94p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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82-3004

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	15:24 14 Mar 2002
RNS Number	9962S

Announcement Body Information:

SHARE OPTION EXERCISE BY A FORMER EMPLOYEE

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 14 March 2002 of 42,869 ordinary shares in the capital of the company following an exercise of share options made today by a former employee. All of the shares were sold following exercise at 615.2802p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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82-3004

RNS Full Text Announcement

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	12:43 18 Mar 2002
RNS Number	1340T

Announcement Body Information:

SHARE OPTION EXERCISE BY A FORMER EMPLOYEE

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 18 March 2002 of 10,673 ordinary shares in the capital of the company following an exercise of share options made today by a former employee. All of the shares were sold following exercise at 625p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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82-3004

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	09:40 19 Mar 2002
RNS Number	1892T

AWARDS OF SHARE OPTIONS UNDER THE SENIOR EXECUTIVE SHARE OPTION SCHEMES

Options at an exercise price of 617.6p per share have today been granted under the Enterprise Oil (1995) Approved and Unapproved Senior Executive Share Option Schemes to 210 executives across the group, including Sam Laidlaw, who was granted options over 8,832 shares.

The grants have been made subject to the satisfaction of performance criteria before the options become capable of exercise. If the performance criteria are met, the options will become exercisable on 19 March 2005. They have a 10-year life. The options are granted over shares held by the Trustee of the Enterprise Oil Worldwide Employees Share Trust, which are registered in the name of Vidacos Nominees Limited account CLRLUX3.

END

82-3004

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	15:25 19 Mar 2002
RNS Number	2296T

Announcement Body Information:

SHARE OPTION EXERCISE BY A FORMER EMPLOYEE

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 19 March 2002 of 40,027 ordinary shares in the capital of the company following an exercise of share options made today by a former employee. All of the shares were sold following exercise at 627.01p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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82-3004

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Holding(s) in Company
Released	09:56 20 Mar 2002
RNS Number	2678T

Notification of Major Interests in Shares

1 Name of company:

Enterprise Oil plc

2 Name of shareholder having a major interest:

Mr Edward C. Johnson 3rd, Fidelity International Limited and its direct and indirect subsidiaries including Fidelity Pension Management and Fidelity Investment Services Limited

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the shareholders named above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees Limited 7,578,440

RBS Trust Bank 566,100

Bankers Trust 112,000

Nortrust Nominees Limited 124,100

BT Globenet Nominees Limited 36,700

MSS Nominees Limited 41,810

Citibank 68,700

Morgan Stanley 155,633

Bank of New York Europe 216,697

Bank of New York London 38,698

Northern Trust 303,900

HSBC Client Holdings Nominee (UK) Limited 9,985,508

JP Morgan 2,507

5 Number of shares/amount of stock acquired:

nil

6 Percentage of issued class:

n/a

7 Number of shares/amount of stock disposed:

12,307

8 Percentage of issued class:

0.0025%

9 Class of security:

Ordinary Shares of 25 pence each

10 Date of transaction:

19 March 2002

11 Date company informed:

20 March 2002

12 Total holding following this notification:

19,230,793

13 Total percentage holding of issued class following this notification:

3.9979%

14 Contact name for queries:

M J White

15 Contact telephone number:

020 7925 4305

16 Name of company official responsible for making notification:

M J White

17 Date of notification:

20 March 2002

END

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Holding(s) in Company
Released	11:44 20 Mar 2002
RNS Number	2791T

We have today been informed that, consequent upon a transfer of 476,014 shares (0.09% of the current issued share capital) out of management on 15 March 2002, Legal & General Investment Management Limited no longer has a notifiable interest in the company's ordinary shares.

ENDS.

END

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82-3004

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	14:06 20 Mar 2002
RNS Number	2922T

Announcement Body Information:

SHARE OPTION EXERCISE BY CURRENT AND FORMER EMPLOYEES

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 20 March 2002 of 89,788 ordinary shares in the capital of the company following exercises of share options made today by current and former employees. 54,879 such shares were sold following exercise at 627.3654p per share and the remaining 34,909 shares were sold following exercise at 628.3555p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Holding(s) in Company
Released	09:07 22 Mar 2002
RNS Number	4143T

Notification of Major Interests in Shares

1 Name of company:

Enterprise Oil plc

2 Name of shareholder having a major interest:

Mr Edward C. Johnson 3rd, Fidelity International Limited and its direct and indirect subsidiaries including Fidelity Pension Management and Fidelity Investment Services Limited

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the shareholders named above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees Limited 7,578,440

RBS Trust Bank 635,700

Bankers Trust 112,000

Nortrust Nominees Limited 124,100

BT Globenet Nominees Limited 36,700

MSS Nominees Limited 41,810

Citibank 68,700

Morgan Stanley 155,633

Bank of New York Europe 216,697

Bank of New York London 38,698

Northern Trust 303,900

HSBC Client Holdings Nominee (UK) Limited 9,985,508

JP Morgan 2,507

5 Number of shares/amount of stock acquired:

69,600

6 Percentage of issued class:

0.1%

7 Number of shares/amount of stock disposed:

nil

8 Percentage of issued class:

n/a

9 Class of security:

Ordinary Shares of 25 pence each

10 Date of transaction:

21 March 2002

11 Date company informed:

22 March 2002

12 Total holding following this notification:

19,300,393

13 Total percentage holding of issued class following this notification:

4.01%

14 Contact name for queries:

M J White

15 Contact telephone number:

020 7925 4305

16 Name of company official responsible for making notification:

M J White

17 Date of notification:

22 March 2002

END

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Director Shareholding
Released	13:58 22 Mar 2002
RNS Number	4463T

Announcement Body Information:

SHARE OPTION EXERCISE BY AN EMPLOYEE

We have today been notified by the Trustee of the Enterprise Oil Employee Worldwide Benefit Trust, of a transfer out of the trust on 22 March 2002 of 22,863 ordinary shares in the capital of the company following an exercise of share options made today by an employee. All such shares were sold following exercise at 619.9233p per share.

The Directors, I G Craig, Sir Graham Hearne, W S H Laidlaw, A B Shilston and K P Watts, are potential beneficiaries of the Trust (together with all other employee share option holders) and are therefore treated under the Companies Act 1985 as having a deemed interest in the total number of shares held by the Trust. As a result, the Directors' deemed interests in the Trust have been reduced by the above-noted number of shares disposed of.

For the avoidance of doubt, the Company confirms that this notification does not relate to an actual dealing in the Company's securities by the above-noted Directors whose beneficial interests in the Company remain unchanged notwithstanding the above events.

END

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Holding(s) in Company
Released	10:13 26 Mar 2002
RNS Number	5835T

1) Name of company:

Enterprise Oil plc

2) Name of shareholder having a major interest:

Legal & General Investment Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the above holder.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

HSBC Global Custody Nominee (UK) Ltd A/c 886603 – 1,290,833

HSBC Global Custody Nominee (UK) Ltd A/c 775245 – 2,244,021

HSBC Global Custody Nominee (UK) Ltd A/c 754612 – 100,000

HSBC Global Custody Nominee (UK) Ltd A/c 252605 – 479,600

HSBC Global Custody Nominee (UK) Ltd A/c 360509 – 347,949

HSBC Global Custody Nominee (UK) Ltd A/c 357206 – 9,642,575

HSBC Global Custody Nominee (UK) Ltd A/c 904332 – 41,300

HSBC Global Custody Nominee (UK) Ltd A/c 866203 – 364,000

5) Number of shares/amount of stock acquired:

249,225

6) Percentage of issued class:

0.05%

7) Number of shares/amount of stock disposed:

nil

8) Percentage of issued class:

n/a

9) Class of security:

Ordinary shares of 25p each

10) Date of transaction:

22 March 2002

11) Date company informed:

26 March 2002

12) Total holding following this notification:

14,510,278

13) Total percentage holding of issued class following this notification:

3.016%

14) Any additional information:

15) Name of contact and telephone number for queries:

Mark J. White - 020 7925 4305

16) Name and signature of authorised company official responsible for making this notification:

Mark J White, Company Secretary

Date of notification:

26 March 2002

END

82-3004

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Company	Enterprise Oil PLC
TIDM	ETP
Headline	Board change
Released	11:00 28 Mar 2002
RNS Number	7622T

Board Change

Enterprise Oil plc has today announced that Keith Henry, having completed the second three year term of appointment as a non-executive director, will not seek re-election to the board at this year's Annual General Meeting.

Mr Henry has decided to leave the board in order to devote more time to his role as Group Executive Vice President and Chief Executive Officer of Kvaerner E&C's engineering and construction business. He has been a member of Enterprise Oil's board since 1996.

Sir Graham Hearne, Chairman, commented: "Keith has contributed greatly to the board's deliberations in his time with Enterprise, and brought his great expertise in the energy and engineering businesses to bear. I am very grateful for his efforts and wish him the best for the future."

For further information, please contact:

Patrick d'Ancona, Head of Public Relations	020 7925 4160
Peter Reilly, Head of Investor Relations	020 7925 4229

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82-3004

RNS Full Text Announcement

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Re Enterprise US Find
Released	07:00 2 Apr 2002
RNS Number	8383T

Monday, 1 April 2002

Enterprise Oil Discovery in US Gulf of Mexico

ChevronTexaco, as operator, today announced a major discovery at the Tahiti Prospect located in Green Canyon Block 640 in the US Gulf of Mexico. The block is approximately 190 miles southwest of New Orleans.

Interests in Green Canyon Block 640 are:

Enterprise Oil	17 per cent
ChevronTexaco (operator)	58 per cent
PanCanadian	25 per cent

The Tahiti #1 well is located in 4,017 feet of water and was drilled to a total depth of 28,411 feet measured depth on 29 March using the Transocean Sedco Forex *Discoverer Deep Seas* drilling vessel. Results from the exploratory well indicate the presence of high quality reservoir sand with total net pay of more than 400 feet.

Sam Laidlaw, Enterprise's Chief Executive, commented: "This is an exciting development in Enterprise's work in the US Gulf and early endorsement of the strategy we announced in February. This discovery is significant, and the partnership - which has worked very well together - will now determine the best forward plan to evaluate the fuller potential of Tahiti. With the Boomvang development due on stream in the middle of 2002 and work continuing on moving our operated Llano project towards sanction this year, Enterprise's US business is building momentum."

- ends -

For further information, please contact:

Patrick d'Ancona, Head of Public Relations	020 7925 4134
Peter Reilly, Head of Investor Relations	020 7925 4229

Notes to Editors

The other well in the US Gulf of Mexico which Enterprise has been drilling, Deep Mensa, operated by Shell, has been temporarily suspended. The well, drilled in Mississippi Canyon Block 687, has been temporarily abandoned for technical reasons at 27,278 feet. The main objectives of the well were not reached and the operator and partners will now examine data from the well to determine whether to re-enter the well at a later date.

END

82-3004

RNS Full Text Announcement

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Blocklisting Interim Review
Released	09:11 2 Apr 2002
RNS Number	8490T

Schedule 5 - Block Listing Six-Monthly Return

1 Name of company:

Enterprise Oil plc

2 Name of Scheme:

Senior Executive Share Option Scheme

3 Period of Return - From:

1 October 2001

To:

31 March 2002

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:

1,388,522

5 Number of shares issued/allotted under scheme during period:

55,905

6 Balance under scheme not yet issued/allotted under scheme at end of period:

1,332,617

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:

File Reference 90/1061 - 2,000,000 listed and utilised

File Reference A/825/1996 - 2,000,000 listed and utilised

File Reference A/5008/1996 - 4,000,000 listed 6 December 1996

Please confirm total number of shares in issue at the end of the period in order for us to update our records:

481,032,236

Contact name for queries:

M J White

Contact telephone number:

020 7925 4435

Contact address:

Grand Buildings, Trafalgar Square, London WC2N 5EJ

Name of person making return:

M J White

Position of person making return:

Company Secretary

Additional Information:

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82-3004

RNS Full Text Announcement

Company	Enterprise Oil PLC
TIDM	ETP
Headline	Blocklisting Interim Review
Released	09:12 2 Apr 2002
RNS Number	8492T

Schedule 5 - Block Listing Six-Monthly Return

1 Name of company:

Enterprise Oil plc

2 Name of Scheme:

Savings Related Share Option Scheme

3 Period of Return - From:

1 October 2001

To:

31 March 2002

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:

1,936,560

5 Number of shares issued/allotted under scheme during period:

273,802

6 Balance under scheme not yet issued/allotted under scheme at end of period:

1,662,758

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:

File Reference 88/2924 - 150,000

File Reference 92/2349 - 2,000,000

25 February 1998 - 2,000,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records:

481,032,236

Contact name for queries:

M J White

Contact telephone number:

020 7925 4435

Contact address:

Grand Buildings, Trafalgar Square, London, WC2N 5EJ

Name of person making return:

M J White

Position of person making return:

Company Secretary

Additional Information:

END

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ICSA SOFTWARE
BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 1682048

Company Name in full Enterprise Oil plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From (Day Month Year)	To (Day Month Year)
	13 03 2002	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	425		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£4.36		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Account ESOS Address: 8 Telegraph Street, London UK Postcode: EC2R 7AR	Class of shares allotted: Ordinary	Number allotted: 425
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] **Date** 13/3/02

A director / secretary, ~~administrator, administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

	Tel
DX number	DX exchange

ICSA SOFTWARE

BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 1682048

Company Name in full Enterprise Oil plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	03	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	13,373		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£4.36		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Account ESOS Address: 8 Telegraph Street, London UK Postcode: EC2R 7AR	Class of shares allotted: Ordinary	Number allotted: 13,373
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 14/3/2002

A ~~director~~ / secretary, ~~administrator~~, ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

	Tel
DX number	DX exchange

ICSA SOFTWARE

BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	1682048
Company Name in full	Enterprise Oil plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	03	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,944		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Enterprise Oil Quest Limited Address: Grand Buildings, Trafalgar Square, London UK Postcode: WC2N 5EJ	Class of shares allotted: Ordinary	Number allotted: 3,944
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: **0**

Signed: M|Whitd   Date: 06/02/02

A ~~director~~ / secretary / ~~administrator~~, ~~administrative receiver~~ / ~~receiver manager~~ / receiver

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number   DX exchange

ICSA SOFTWARE
- **BLUEPRINT**
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.
CHFP055

Company Number 1682048

Company Name in full Enterprise Oil plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	26	03	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	13,054	623	149
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£2.768	£3.8587	£4.6520

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Enterprise Oil Quest Limited Address: Grand Buildings, Trafalgar Square, London UK Postcode WC2N 5EJ	Class of shares allotted: Ordinary	Number allotted: 13,826
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed M J W... Date 26-3-02

~~A director~~ / secretary, ~~administrator, administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange